SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated January 31, 2005, containing the Registrant’s revenue results for the three months ended December 31, 2004

Exhibit 99.2:	Press announcement, dated January 31, 2005, regarding the Registrant’s settlement of the litigation with Taiwan Semiconductor Manufacturing Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: January 31, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated January 31, 2005, containing the Registrant’s revenue results for the three months ended December 31, 2004

Exhibit 99.2:	Press announcement, dated January 31, 2005, regarding the Registrant’s settlement of the litigation with Taiwan Semiconductor Manufacturing Company

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING

INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS REVENUE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

•	The Company announced today announced that during the three months ended December 31, 2004, sales increased 6.2% to $291.8 million from $274.9 million in the prior quarter. Compared to 3Q04, wafer shipments increased 15.2% to 303,796 8-inch wafers. Capacity increased to 120,417 8-inch wafer equivalents per month. SMIC settles litigation with Taiwan Semiconductor Manufacturing Corporation.

•	Set out below is a copy of the full text of the press release made in the United States by the Company on January 31, 2005 in relation to its unaudited revenue results for the three months ended December 31, 2004.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on January 31, 2005.

Set out below is a copy of the full text of the press release made in the United States by the Company on January 31, 2005 in relation to its unaudited revenue results for the three months ended December 31, 2004.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Highlights

•	Sales increased to $291.8 million in 4Q04, up 6.2% from $274.9 million in 3Q04.

•	Compared to 3Q04, wafer shipments increased 15.2% to 303,796 8-inch wafers.

•	Capacity increased to 120,417 8-inch wafer equivalents per month.

•	SMIC settles litigation with Taiwan Semiconductor Manufacturing Corporation.

Shanghai, China — January 31, 2005. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced that during the three months ended December 31, 2004, sales increased 6.2% to $291.8 million from $274.9 million in the prior quarter.

“We are pleased to report continued revenue growth through the fourth quarter of 2004,” said Dr. Richard Chang, President and Chief Executive Officer of SMIC. “During the fourth quarter of 2004, we have engaged 19 new customers, 12 of which are China fabless companies. While the global semiconductor industry has softened, the Greater China region continues to demonstrate strength accounting for more than 10% of total revenues indicating that China’s domestic demand for semiconductors is still growing. New customers and existing customer commitments contributed to our fourth quarter fab utilization of 95%. As we continue expanding our portfolio of process technologies, we plan to start pilot production of 90nm technology in the second half of 2005. From a business operations and technology standpoint, 2004 was a significant year for SMIC as we continue to focus on execution rooting our future plans upon solid business fundamentals. We will continue to expand our 12” fab and expect to grow our revenues in 2005.”

“We are pleased to announce that the Company last evening resolved pending patent and trade secret litigations with Taiwan Semiconductor Manufacturing Company,” continued Dr. Chang. “Under the settlement’s terms, SMIC will pay TSMC $175 million, payable in installments over six years ($30 million in each of the first five years and $25 million in the sixth year). In addition, the two parties will cross license to each other’s patent portfolio through December 2010. The agreement also provides for the dismissal of all pending legal actions without prejudice between the two companies in U.S. District Court, California State Superior Court, the U.S. International Trade Commission, and Taiwan District Court as well. In the settlement agreement, TSMC covenants not to sue SMIC for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. The patent cross license and settlement agreement are terminable upon a breach by SMIC, which may result in the reinstitution of the legal proceedings and acceleration of the outstanding payments under the settlement agreement.”

“We are pleased that the litigation has been settled peacefully and believe that the settlement is in the best interests of the Company’s long term development. As a young and growing company, we will continue to cooperate with international companies. We want to focus our resources on providing better foundry services to our customers.”

The Company is currently in the process of finalizing its analysis of the impact of the settlement on the Company’s financial statements for the fourth quarter and the year ending December 31, 2004 under United States generally accepted accounting principles and other applicable accounting regulations. Therefore, the Company is unable to provide at this time, its results of operations for the fourth quarter of 2004 or any guidance relating to the first quarter of 2005, other than those contained in this release. The Company anticipates that it will be able to provide these results within four to six weeks time.

Conference call/Webcast announcement details

Date: January 31, 2005

Time: 8:00 a.m. Shanghai time

Dial-in numbers and access codes: U.S. 1-617-847-8709 or HK 852-3002-1672 (Pass codes: SMIC).

A live webcast of the fourth quarter results announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000 and ISO14001 certifications. For more information, please visit http://www.smics.com.

Safe harbor statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, the impact of the settlement of the litigation with TSMC on the Company’s financial statements for the fourth quarter and the year ended December 31, 2004, that the Company anticipates that it will be able to provide within four to six weeks time, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on March 11, 2004, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai Investor Relations Department Tel: 86-21-5080-2000, ext. 16088 Fax: 86-21-5080-3619	Calvin Lau Investor Relations Department Tel: 86-21-5080-2000, ext. 16693 Fax: 86-21-5080-3619

Evonne Hwang Investor Relations Department Tel: 86-21-5080-2000, ext. 16275 Fax: 86-21-5080-3619

Summary:

	4Q04	3Q04	QoQ	4Q03	YoY
Amounts in US$ thousands, except for operating data
Sales	291,842	274,897	6.2%	145,047	101.2%
Wafers shipped (in 8” wafers)(1)	303,796	263,808	15.2%	153,125	98.4%
Blended ASP	$917	$991	-7.5%	$910	0.8%
Logic ASP(2)	$1,020	$1,091	-6.5%	$967	5.5%
Capacity utilization	95%	99%		97%

Note:

(1)	Including copper interconnects
(2)	Excluding copper interconnects

•	Sales increased to $291.8 million in 4Q04, up 6.2% QoQ from $274.9 million in 3Q04 and up 101.2% YoY from $145.0 million in 4Q03. Key factors leading to these increases were the following:

•	increased monthly capacity to 120,417 8-inch wafer equivalents as of the end of 4Q04; and

•	increased wafer shipments to 303,796 units of 8-inch wafers, up 15.2% QoQ from 263,808 units of 8-inch wafers in 3Q04.

1. Analysis of revenues

Sales analysis

By Application	4Q04	3Q04	2Q04	1Q04	4Q03
Computer	26.8%	20.5%	22.5%	25.1%	26.7%
Communications	58.1%	57.2%	54.3%	56.0%	55.8%
Consumer	10.2%	17.1%	17.1%	12.7%	13.5%
Others	4.9%	5.2%	6.1%	6.2%	4.0%

By Device	4Q04	3Q04	2Q04	1Q04	4Q03
Logic (including copper interconnect)	75.1%	77.6%	73.5%	72.4%	71.6%
DRAM(1)	20.4%	17.5%	20.8%	21.6%	24.5%
Other (mask making & probing, etc.)	4.5%	4.9%	5.7%	6.0%	3.9%

By Customer Type	4Q04	3Q04	2Q04	1Q04	4Q03
Fabless semiconductor companies	50.2%	35.3%	36.1%	36.6%	30.8%
Integrated device manufacturers (IDM)	47.5%	56.3%	54.8%	54.0%	62.7%
System companies and others	2.3%	8.4%	9.1%	9.4%	6.5%

By Geography	4Q04	3Q04	2Q04	1Q04	4Q03
North America	34.9%	41.8%	44.0%	41.4%	36.2%
Asia Pacific (ex. Japan)	43.5%	31.5%	26.5%	27.2%	28.6%
Japan	8.8%	15.6%	16.2%	16.3%	15.5%
Europe	12.8%	11.1%	13.3%	15.1%	19.7%

Wafer revenue analysis

By Technology (logic, DRAM & copper interconnect only)	4Q04	3Q04	2Q04	1Q04	4Q03
0.13mm	13.8%	11.9%	9.9%	10.1%	10.4%
0.15mm	14.9%	13.2%	13.3%	15.7%	17.5%
0.18mm	33.6%	46.2%	48.6%	44.4%	34.7%
0.25mm	6.0%	6.4%	8.3%	8.3%	10.6%
0.35mm	31.7%	22.3%	19.9%	21.5%	26.8%

By Logic Only(2)	4Q04	3Q04	2Q04	1Q04	4Q03
0.13mm	2.4%	1.8%	0.9%	0.0%	0.0%
0.15mm	5.3%	4.6%	3.9%	4.4%	1.9%
0.18mm	38.2%	56.2%	63.0%	58.5%	52.9%
0.25mm	7.8%	6.1%	3.1%	5.0%	3.4%
0.35mm	46.3%	31.3%	29.1%	32.1%	41.8%

Note:

(1)	Previously referred to as “Memory” however, all historical reported figures in this category have consisted of only DRAM devices
(2)	Excluding 0.13mm copper interconnects

•	Sales from the computer products segment grew faster than other applications in 4Q04 compared to 3Q04.

•	Percentage of sales from logic wafers, including copper interconnects, decreased to 75.1% of sales in 4Q04, as compared to 77.6% in 3Q04.

•	Fabless companies increased to 50.2% of sales in 4Q04, as compared to 35.3% in 3Q04.

•	Percentage of sales generated from Asia Pacific (excluding Japan) customers increased to 43.5% in 4Q04, as compared to 31.5% in 3Q04.

•	Percentage of wafer revenues from 0.18mm and below technologies decreased to 62.3% of sales in 4Q04, as compared with 71.3% in 3Q04.

Capacity:

Fab/(Wafer Size)	4Q04(1)	3Q04(1)
Fab 1 (8”)	45,536	38,820
Fab 2 (8”)	35,870	34,824
Fab 4 (12”)	7,027	0
Fab 7 (8”)	14,182	10,322

Total monthly wafer fabrication capacity	102,615	83,966

Copper Interconnects:
Fab 3 (8”)	17,802	15,077

Total monthly copper interconnect capacity	17,802	15,077

Note:

(1)	Wafers per month at the end of the period in 8” wafer equivalents

•	As of the end of 4Q04, monthly capacity increased to 120,417 8-inch wafer equivalents.

Shipment and utilization:

8” wafers	4Q04	3Q04	2Q04	1Q04	4Q03
Wafer shipments including copper interconnects	303,796	263,808	201,534	174,325	153,125
Utilization rate(1)	95%	99%	99%	99%	97%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipment increased to 303,796 units of 8-inch wafers in 4Q04 up 15.2% QoQ from 263,808 units of 8-inch wafers in 3Q04, and 98.4% YoY from 153,125 8-inch wafers in 4Q03.

•	Utilization rate decreased to 95%.

Blended average selling price trend	Logic average selling price trend (excluding 0.13mm copper interconnects)

The blended ASP decreased to $917 in 4Q04 from $991 in 3Q04, mainly due to the shift to production of more mature logic wafers and DRAM pricing pressure.	The logic ASP (excluding 0.13mm copper interconnects) decreased to $1,020 in 4Q04 from $1,091 in 3Q04, mainly due to the shift to production of more mature logic wafers.

2.	1Q05 outlook and guidance

•	Wafer shipments expected to decrease by 5% to 7%.

•	Utilization expected to be at approximately 85%.

•	Blended ASP QoQ expected to decrease by 11% to 13%.

3.	Recent announcements

•	SMIC Settles Litigation with Taiwan Semiconductor Manufacturing Corporation (2005-01-31)

•	SMIC Updates Guidance For 2004 Fourth Quarter (2004-12-22)

•	Shanghai Fangtek and SMIC Sign a Strategic Partnership Agreement (2004-12-09)

•	VeriSilicon Provided Backend Design Service for COMMIT 3G TD-SCDMA Chip, Achieved First Silicon Success (2004-12-08)

Please visit SMIC’s website http://www.smics.com for further details regarding the above announcements.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board Semiconductor Manufacturing International Corporation Richard R. Chang Chairman
Shanghai, PRC January 31, 2005

* For identification only

Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC Reaches Settlement with TSMC

•	Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) today announced it has resolved pending patent and trade secret litigations with Taiwan Semiconductor Manufacturing Company (“TSMC”). Set out below is a copy of the full text of the press release made by the Company on January 31, 2005.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on January 31, 2005.

Set out below is a copy of the full text of the press release made by the Company on January 31, 2005. Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) today announced it has resolved pending patent and trade secret litigations with Taiwan Semiconductor Manufacturing Company (“TSMC”).

SMIC Reaches Settlement with TSMC

Shanghai, China, January 30, 2005 — Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) today announced it has resolved pending patent and trade secret litigations with Taiwan Semiconductor Manufacturing Company (“TSMC”).

Under the settlement’s terms, SMIC will pay TSMC $175 million, payable in installments over six years ($30 million in each of the first five years and $25 million in the sixth year). In addition, the two parties will cross license to each other’s patent portfolio through December 2010. The agreement also provides for the dismissal of all pending legal actions without prejudice between the two companies in U.S. District Court, California State Superior Court, the U.S. International Trade Commission, and Taiwan District Court as well.

In the settlement agreement, TSMC covenants not to sue SMIC for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. The patent cross license and settlement agreement are terminable upon a breach by SMIC, which may result in the reinstitution of the legal proceedings and acceleration of the outstanding payments under the settlement agreement.

“We are pleased that the litigation has been settled peacefully and believe that the settlement is in the best interests of the Company’s long term development,” said Richard R. Chang, President and Chief Executive Officer of SMIC. “As a young and growing company, we will continue to cooperate with international companies. We want to focus our resources on providing better foundry services to our customers.”

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000 and ISO14001 certifications. For more information, please visit http://www.smics.com.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board Semiconductor Manufacturing International Corporation Richard R. Chang Chairman
Shanghai, PRC
January 31, 2005

* for identification only.